SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PROTAGENIC THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74365N103
(CUSIP Number)

Garo H. Armen 3 Forbes Road Lexington, MA 02421 212-994-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Kenneth S. Goodwin, Esq.

Meister Seelig & Fein LLP

125 Park Avenue, 7th Floor

New York, NY 10017

(212) 655-3563

June 21, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74365N103	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Garo H. Armen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,794,724 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,794,724 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,794,724 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.7% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes vested warrants to purchase 1,253,367 shares common stock, and options to purchase 55,556 shares of common stock. Does not include options to purchase 444,444 shares, which vest in equal monthly installments of 13,889 shares from September 15, 2016 through March 15, 2019.

(2) There are a total of 11,044,633 shares of common stock outstanding on June 21, 2016, without giving effect to the exercise of any options or warrants.

CUSIP No.: 74365N103	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Garo H. Armen IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
3,794,724 (1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
3,794,724 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,794,724 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.7% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes vested warrants to purchase 1,253,367 shares common stock, and options to purchase 55,556 shares of common stock. Does not include options to purchase 444,444 shares, which vest in equal monthly installments of 13,889 shares from September 15, 2016 through March 15, 2019.

(2) There are a total of 11,044,633 shares of common stock outstanding on June 21, 2016, without giving effect to the exercise of any options or warrants.

CUSIP No.: 74365N103	13D/A	Page 4 of 6 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed jointly on February 16, 2016 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by Garo H. Armen, a citizen of the United States, and Garo H. Armen IRA (the “IRA”). Dr. Armen has sole voting and investment power with respect to all investments held by the IRA. Dr. Armen and the IRA are each referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons,” relating to the common stock, $0.000001 value per share, of Atrinsic, Inc. (“Atrinsic” or the “Company”), a corporation organized under the laws of Delaware. Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Original Schedule 13D.

Since the filing of the original Schedule 13D, and as contemplated by the Original Schedule 13D, Atrinsic filed an amendment and restatement (the “Amendment and Restatement”) to its Amended and Restated Certificate of Incorporation. Pursuant to the Amendment and Restatement, Atrinsic (i) effected a one-for 15,463.7183 Reverse Split of common stock, (ii) increased the par value of its common stock from $0.000001 to $0.0001 per share and (iii) decreased its authorized common stock from 100,000,000,000 shares to 100,000,000 shares (the reconstituted common stock is hereinafter referred to as the “Common Stock”). Prior to filing the Amendment and Restatement with the Secretary of State of the State of Delaware, Atrinsic effected a short form merger (the “Short-Form Merger”) with its wholly-owned subsidiary, Protagenic Therapeutics, Inc., as permitted by Delaware law. Atrinsic was the surviving corporation in the Short-Form Merger, and it changed its name to Protagenic Therapeutics, Inc. in connection therewith.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

As of June 21, 201, the Reporting Persons beneficially own an aggregate of 3,794,724 shares of Common Stock, representing approximately 30.7% of the issued and outstanding shares of Common Stock of the Issuer. Since the Original Schedule 13D, this amount represents a beneficial ownership increase of 55,556 shares of Common Stock (or approximately 0.4% of the issued and outstanding shares of Common Stock of the Issuer). This increase is attributable to the grant of 500,000 stock options to Garo H. Armen on April 15, 2016, 55,556 of which have vested or will vest within 60 days of the date of this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

The filing of the Amendment and Restatement with the Secretary of State of the State of Delaware by the Company on June 21, 2016 authorized and effected the Reverse Split, pursuant to which all the outstanding shares of Series B Preferred Stock immediately and automatically converted into shares of Common Stock (the “Mandatory Conversion”), except for Series B Preferred Stock held by certain holders who have adopted a “blocker” provision (the “Blocker”) preventing the automatic conversion of such shares of Series B Preferred Stock that would cause each such holder of Series B Preferred Stock to beneficially own more than 9.9% of the Company’s Common Stock. At the consummation of the Mandatory Conversion, the former holders of Series Stock received Common Stock at the conversion rate of one share of fully paid and non-assessable Common Stock for one share of Series B Preferred Stock.

The beneficial ownership of Common Stock reported in this Schedule 13D by the Reporting Persons is based on the Reporting Persons’ ownership of the Company’s Common Stock, after giving effect to the Reverse Split and the Mandatory Conversion, without giving effect to the Blocker and any rounding-up of fractional shares in connection with the Reverse Split, and assumes a total of 11,044,633 shares of Common Stock outstanding as of June 21, 2016.

On April 15, 2016 Garo H. Armen was granted ten-year options to purchase 500,000 shares of Common Stock, at an exercise price of $1.25 per share, under the Company’s 2016 Equity Compensation Plan (the “2016 Plan”), subject to approval of the 2016 Plan by the Company’s stockholders. The 2016 Plan was so approved at a special meeting of stockholders held on June 17, 2016. The shares of Common Stock that are deemed to be beneficially owned by the Reporting Persons as of the date of this Schedule 13D include options to purchase 55,556 shares of Common Stock which have vested or will vest within 60 days of the date of this Schedule 13D.

CUSIP No.: 74365N103	13D/A	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented to add the following information:

The information contained in Item 3 is hereby incorporated herein by reference.

The Reporting Persons are the beneficial owners of 3,794,724 shares of Common Stock, which includes vested warrants to purchase 1,253,367 shares of Common Stock and vested options (or options which vest within 60 days of the date of this Schedule 13D) to purchase 55,556 shares of Common Stock. These 3,794,724 shares (the “Shares”) of Common Stock (including the shares issuable upon the exercise of the aforementioned warrants and options) represents approximately 30.7% of the Company’s outstanding shares of Common Stock. This percentage assumes (i) conversion of all of the outstanding Series B Preferred Stock, without giving effect to the Blocker and any rounding-up of fractional shares in connection with the Reverse Split and (ii) that 11,044,633 shares of Common Stock were outstanding as of June 21, 2016.

Dr. Armen has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Persons in Common Stock effected in the past 60 days are described in Item 3 above.

CUSIP No.: 74365N103	13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 21, 2016

/s/ Garo H. Armen
Garo H. Armen, Ph.D.

Garo H. Armen IRA

By:	/s/ Garo H. Armen
Garo H. Armen, Ph.D.